March 24, 2021

VIA EDGAR

Mr. Ameen Hamady

Ms. Kristi Marrone
Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Hovnanian Enterprises, Inc. Form 10-K for the year ended October 31, 2020 Filed December 22, 2020 File No. 001-08551

Dear Mr. Hamady and Ms. Marrone:

We have prepared the following in response to your comment letter dated February 25, 2021 with respect to the above captioned filing.

The paragraphs that follow respond to the questions asked in your comment letter. For convenience of reference, the text of the comment in your letter has been reproduced in bold italics herein. Any additional disclosures or other revisions to our current disclosure proposed in our response to your comments will be included in future filings, including our interim filings, if applicable.

We trust that you will find our response acceptable; however, if you have further questions or comments, please contact me at 732-383-2698.

Sincerely,

/s/Brad G. O’Connor

Brad G. O’Connor
Senior Vice President, Chief Accounting Officer and Treasurer

Form 10-K for the year ended October 31, 2020

Note 3. Summary of Significant Accounting Policies, page 64

1.

We note your disclosure in your Form 10-K for the year ended October 31, 2019 that the adoption of ASC 606 did not result in any significant changes to your business processes, systems, or internal controls, or have a material impact on your Consolidated Financial Statements. Notwithstanding this, please tell us how you have met the disclosure requirements set forth in ASC 606-10-50, including but not limited to, disclosures related to performance obligations and significant judgments.

Response

We respectfully advise the Staff that, during the preparation of the Form 10-K for the fiscal year ended October 31, 2020 (the “Form 10-K”), management considered all disclosure requirements set forth in ASC 606-10-50 and determined that each requirement set forth therein was either not applicable, not material or provided elsewhere within the Form 10-K.

With respect to the requirement to disclose significant judgments, we respectfully advise the Staff that the adoption of ASC 606-10-50-17 had no material impact on the financial statements of the Company, and there were no significant changes to our revenue recognition accounting policies as noted in our Form 10-K. The Form 10-K Summary of Significant Accounting Policies provides disclosure for revenue recognition. Income Recognition from Home and Land Sales states “we are primarily engaged in the development, construction, marketing and sale of residential single-family and multi-family homes where the planned construction cycle is less than 12 months. For these homes, in accordance with ASC 606-10, revenue is recognized when title is conveyed to the buyer, adequate initial and continuing investments have been received and there is no continued involvement”.

With respect to the disclosure of performance obligations, as provided by ASC 606-10-50-14, management determined that there were no material performance obligations. Performance obligations for the Company after the delivery of the home mainly represent punch list items such as trim, touch-up and minor repair items or outdoor features such as final paving and landscaping that cannot be completed in winter months in certain states in which we build. For the year ended October 31, 2020, these costs represented less than 0.1% of the Company’s annual homebuilding revenues. Additionally, the Company’s performance obligation, to deliver the agreed-upon home, is generally satisfied in less than one year from the original contract date. In future filings we will explicitly state that our performance obligation is generally satisfied in less than one year from the original contract date.

In addition to performance obligations discussed above, other significant judgments that we assessed related to the adoption of ASC 606 included the following:

●

Forfeited Customer Deposits: ASC 606-10-25-7(b) requires that nonrefundable consideration received from a customer due to contract termination be recognized as revenue when such contract does not meet the criteria in 606-10-25-1. The Company already included forfeited customer deposits with “Other Income” in the “Revenues” section of the statement of operations. Therefore, no change to our policy or disclosure was required.

●

Commissions Deferral at Closing: Commissions paid in advance of closing can generally be capitalized until closing. As commissions paid relate to specific customer contracts, and we previously capitalized any commissions paid until closing of a home sale, we concluded that no change was required under ASC 606.

●

Land sales: Under ASC 606, a “customer” is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Based on the Company’s review of this definition and previous treatment of land sales, we concluded that land sales are a normal output of our operations and should continue to be classified within revenue. Additionally, while the Company has not had any contingent land sales in recent years, any such sales in the future will need to be assessed in accordance with ASC 606.

●

Land sales – fair value repurchase options: Repurchase options are considered continuing involvement and treatment is dependent upon the type of option (call vs. put). Per ASC 606-10-55-68, if a contract is part of a sale-leaseback transaction, the entity should account for the contract as a financing and not as a sale-leaseback in accordance with Subtopic 842-40. Additionally, an entity should account for a land or home sale contract as a financing arrangement in accordance with 606-10-55-70, if the entity can or must repurchase the asset for an amount equal to or more than the original selling price of the asset. Based on the stated criteria, there was no change to the Company’s model sale leasebacks or land banking arrangements accounting or disclosure, as both are already treated as financing arrangements as discussed in the Form 10-K.

Based on our review of each of the above items, management determined that no additional disclosure regarding significant judgments was required, as the Company’s existing disclosure was still applicable under ASC 606.

Note 9. Senior Notes and Credit Facilities, page 73

2.

We note your disclosure that your secured notes and term loan exchanges were accounted for in accordance with ASC 470-60 resulting in a net gain of extinguishment of debt of $9.2 million. Please explain in further detail why these transactions were accounted for as a troubled debt restructuring rather than a modification or extinguishment pursuant to ASC 470-50 and how the $9.2 million gain on extinguishment was calculated.

Response

Pursuant to ASC 470-60-15, the restructuring of a debt constitutes a troubled debt restructuring if the creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider, in an attempt to protect as much of its investment as possible. That concession is either contained in the agreement between the creditor and the debtor or is imposed by law or a court. For example, as provided in ASC 470-60, either of the following circumstances might occur:

1.

A creditor may restructure the terms of a debt to alleviate the burden of the debtor’s near-term cash requirements, and many troubled debt restructurings involve modifying terms to reduce or defer cash payments required of the debtor in the near future to help the debtor attempt to improve its financial condition and eventually be able to pay the creditor.

2.

The creditor may accept cash, other assets or an equity interest in the debtor in satisfaction of the debt though the value received is less than the amount of the debt because the creditor concludes that step will maximize recovery of its investment.

As a result of our October 31, 2019 debt refinancing transactions, which resulted in the creation of new secured debt that both increased the overall amount of (i) the Company’s secured debt vis-à-vis the Company’s unsecured creditors and (ii) priority secured debt in respect of the Company’s junior secured creditors, we believe, as evidenced by participation in the exchange transactions and discussions with participants, that our creditors were concerned about their ability to fully recover the value of their investments. In order to improve their debt ranking position and alleviate their concerns regarding our ability to repay their debt, our creditors exchanged existing lower priority secured debt for higher priority secured debt in the bond exchange transaction and exchanged existing unsecured term loan debt for new secured term loan debt in the term loan exchange transaction.

More specifically, with respect to the unsecured term loan exchange, although the new secured debt received by the creditor requires the same interest payments through the life of the term loan as the prior unsecured term loan held by the creditor, the new secured term loan was issued in an amount representing half of the principal amount of the prior unsecured term loan. By exchanging, the creditor reduced the gross cash payments (including interest) due under the new secured term loan to less than the current principal amount of the unsecured term loan (amounting, in essence, to the issuance of new debt at negative interest rates). In addition, the new secured term loan has a later maturity date than the unsecured term loan for which it was exchanged. Our creditor was willing to take these significant concessions in order to receive a secured term loan instead of remaining in an unsecured position with a very significant amount of secured debt in a priority position.

ASC 470-60 also states that an indicator of a troubled debt restructuring, is that the debtor can only obtain funds from sources, other than an existing creditor, if at all, only at effective interest rates (based on market prices) so high that it cannot afford to pay them. We respectfully advise the Staff that this guidance is applicable to the Company as well, as management determined that the Company would not have been able to issue new debt to other capital providing sources for the full principal amount of the existing unsecured term loans that were the subject of the exchange transactions at the then-current market rates. The unsecured term loan exchange was only achievable because the creditor was willing to reduce the principal value of the new secured term loan to half of the principal value of the existing unsecured term loan. In fact, as known to the creditor, the Company had been unable to issue debt to investors in the more traditional capital and loan market in recent years.

In accordance with the guidance for a troubled debt restructuring in which the gross payments under the new debt instrument (the secured term loan) are less than the book value of the existing debt instrument (the unsecured term loan), the Company calculated the net gain of $9.2 million that was recognized as follows: a $14.2 million gain, calculated as the difference between the gross value of all the future payments of the new secured term loan and the current book value of the existing unsecured term loan, less the $5.0 million of transaction costs associated with the exchanges.

Note 20. Investments in Unconsolidated Homebuilding and Land Development Joint Ventures, page 94

3.	Please clarify why your share of net income in your unconsolidated joint ventures represents between 88-106% of the entities’ net income for the years presented.

Response

We respectfully advise the Staff that the reason the Company’s share of net income from unconsolidated joint ventures represented such a high percentage of the entities’ net income for the years presented was primarily because two of the Company’s unconsolidated joint ventures had aggregate losses of $15.1 million for the year ended October 31, 2020 for which the Company did not record a loss as the Company had already fully written off its investments in these unconsolidated joint ventures.  Had the Company not already written off its investments, its share of the net loss in these unconsolidated joint ventures would have been approximately 50%, which would have reduced our overall share of net income across all our unconsolidated joint ventures. As a result, these unconsolidated joint ventures losses significantly reduce the profit when looking at all of our 11 unconsolidated joint ventures in the aggregate, without having any impact on our share of net income or loss recorded in the period. Additionally, we note that we have varying ownership percentages, ranging from 20% to over 50%, in our 11 unconsolidated joint ventures. Therefore, depending on mix, if the unconsolidated joint ventures in which we have higher sharing percentages are more profitable than our other unconsolidated joint ventures, that results in us having a higher overall percentage of income in the aggregate than would occur if all joint ventures had the same sharing percentage.